 Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	Tablespace, 6th Floor Western Aqua Building Whitefields, Hitech City Hyderabad - 500 081, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended September 30, 2019 and year to date from April 01, 2019 to September 30, 2019 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”). Attention is drawn to the fact that the figures for net cash flows for the corresponding period from April 01, 2018 to September 30, 2018, as reported in these unaudited standalone financial results have been approved by the Board of Directors of the Company, but have not been subjected to review.

2.

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/ S Balasubrahmanyam
per S Balasubrahmanyam
Partner
Membership No.: 053315

UDIN: 19053315AAAACK2094

Place: Hyderabad

Date: November 01, 2019

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2019

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl.		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	27,039	24,827	25,725	51,866	51,546	104,667
	b) License fees and service income	7,314	149	436	7,463	654	1,062
	c) Other operating income	107	111	149	218	286	526
	Total revenue from operations	34,460	25,087	26,310	59,547	52,486	106,255
2	Other income	767	4,714	748	5,481	829	2,384
	Total income (1 + 2)	35,227	29,801	27,058	65,028	53,315	108,639
3	Expenses
	a) Cost of materials consumed	6,453	5,839	4,799	12,292	10,338	21,032
	b) Purchase of stock-in-trade	2,971	2,479	1,935	5,450	3,746	8,686
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	5	(675)	327	(670)	(152)	660
	d) Employee benefits expense	5,028	4,996	5,030	10,024	9,700	19,319
	e) Depreciation and amortisation expense	2,041	1,970	1,908	4,011	3,829	7,806
	f) Finance costs	122	121	158	243	323	568
	g) Selling and other expenses	8,395	8,141	8,573	16,536	17,192	33,561
	Total expenses	25,015	22,871	22,730	47,886	44,976	91,632
4	Profit before tax (1 + 2 - 3)	10,212	6,930	4,328	17,142	8,339	17,007
5	Tax expense / (benefit)
	a) Current tax	1,529	1,528	942	3,057	1,727	2,818
	b) Deferred tax	(4,968)	(79)	(76)	(5,047)	(139)	1,416
6	Net profit for the period / year (4 - 5)	13,651	5,481	3,462	19,132	6,751	12,773
7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(5)	4	8	(1)	9	(1)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	(3)	-	(3)	3
	b) (i) Items that will be reclassified to profit or loss	(187)	(64)	(327)	(251)	(629)	209
	(ii) Income tax relating to items that will be reclassified to profit or loss	65	20	114	85	220	(73)
	Total other comprehensive income	(127)	(40)	(208)	(167)	(403)	138
8	Total comprehensive income (6 + 7)	13,524	5,441	3,254	18,965	6,348	12,911
9	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830	830
10	Other equity						126,011
11	Earnings per equity share (face value Rs. 5/- each)
	a) Before Extra-ordinary items
	Basic	82.36	33.06	20.86	115.42	40.67	76.98
	Diluted	82.24	33.01	20.83	115.21	40.62	76.85
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY'S LABORATORIES LIMITED

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl.		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	6,900	5,617	6,548	12,517	12,200	25,802
	b) Global Generics	21,659	20,828	21,294	42,487	43,273	85,936
	c) Proprietary Products	7,296	36	96	7,332	127	303
	Total	35,855	26,481	27,938	62,336	55,600	112,041
	Less: Inter-segment revenue	1,395	1,394	1,628	2,789	3,114	5,786
	Total revenue from operations	34,460	25,087	26,310	59,547	52,486	106,255
2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	494	(424)	968	70	894	2,156
	b) Global Generics	3,910	7,810	6,690	11,720	13,373	20,852
	c) Proprietary Products	6,807	(277)	(609)	6,530	(1,238)	(2,252)
	Total	11,211	7,109	7,049	18,320	13,029	20,756
	Less: (i) Finance costs	122	121	158	243	323	568
	(ii) Other un-allocable expenditure / (income), net	877	58	2,563	935	4,367	3,181
	Total profit before tax	10,212	6,930	4,328	17,142	8,339	17,007

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2

Effective 1 April 2019, the Company adopted Ind As 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 332 million and right-of-use assets of Rs. 332 million.

3

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with the U.S. FDA, a re-inspection would be conducted for the site.

4

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

6

“Other income” for the quarter ended 30 June 2019 includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7	“Other income” includes dividend income of Rs. 392 million declared by Kunshan Rotam Reddy Pharmaceutical Company Limited during the quarter ended 30 June 2019.

DR. REDDY'S LABORATORIES LIMITED

8	Balance sheet	All amounts in Indian Rupees millions
		As at	As at
		30.09.2019	31.03.2019
	Particulars	(Unaudited)	(Audited)
	ASSETS
	Non-current assets
	Property, plant and equipment	38,691	39,504
	Capital work-in-progress	3,454	4,001
	Goodwill	323	323
	Other intangible assets	6,618	7,000
	Intangible assets under development	277	-
	Financial assets
	Investments	18,955	18,191
	Trade receivables	1,455	113
	Loans	350	332
	Other financial assets	471	447
	Deferred tax assets, net	4,577	-
	Tax assets, net	2,178	3,106
	Other non-current assets	113	126
	Total non-current assets	77,462	73,143

	Current assets
	Inventories	21,592	20,156
	Financial assets
	Investments	23,742	21,144
	Trade receivables	41,475	37,177
	Derivative instruments	349	335
	Cash and cash equivalents	1,339	1,132
	Other financial assets	645	692
	Other current assets	8,384	8,696
	Total current assets	97,526	89,332

	TOTAL ASSETS	174,988	162,475

	EQUITY AND LIABILITIES
	Equity
	Equity share capital	831	830
	Other equity	140,855	126,011
	Total Equity	141,686	126,841

	Liabilities
	Non-current liabilities
	Financial liabilities
	Borrowings	175	3,454
	Provisions	522	547
	Deferred tax liabilities, net	-	555
	Other non-current liabilities	250	285
	Total non-current liabilities	947	4,841

	Current liabilities
	Financial liabilities
	Borrowings	3,553	5,463
	Trade payables
	Total outstanding dues of micro enterprises and small enterprises	71	77
	Total outstanding dues of creditors other than micro enterprises and small enterprises	10,721	10,239
	Derivative instruments	180	45
	Other financial liabilities	13,688	10,160
	Provisions	2,044	1,847
	Other current liabilities	2,098	2,962
	Total current liabilities	32,355	30,793

	TOTAL EQUITY AND LIABILITIES	174,988	162,475

DR. REDDY'S LABORATORIES LIMITED

9	Statement of cashflows	All amounts in Indian Rupees millions
		Half year ended
		30.09.2019	30.09.2018
	Particulars	(Unaudited)	(Unaudited)
	Cash flows from/(used in) operating activities
	Profit before taxation	17,142	8,339
	Adjustments for:
	Depreciation and amortisation expense	4,011	3,829
	Equity settled share-based payment expense	273	164
	Fair value changes and profit on sale of mutual funds, net	(518)	(181)
	Foreign exchange loss / (gain), net	92	2,400
	(Gain)/loss on sale/disposal of property , plant and equipment and other intangible assets, net	81	10
	Interest income	(489)	(415)
	Finance costs	243	323
	Allowances for credit losses and doubtful advances, net	64	156
	Dividend income	(397)	-
	Changes in operating assets and liabilities:
	Trade receivables	(5,715)	(7,118)
	Inventories	(1,436)	(1,165)
	Trade payables	476	(1,388)
	Other assets and other liabilities, net	(468)	1,460
	Cash generated from operations	13,359	6,414
	Income taxes paid, net	(2,080)	(472)
	Net cash from operating activities	11,279	5,942

	Cash flows from/(used in) investing activities
	Proceeds from sale of property, plant and equipment	2	(1)
	Expenditures on property, plant and equipment	(1,915)	(3,628)
	Expenditures on other intangible assets	(362)	(229)
	Purchase of investments	(66,982)	(36,006)
	Proceeds from sale of investments	64,133	39,604
	Loans and advances (given) /repaid by subsidiaries	(10)	1,788
	Dividend income received	392	-
	Interest income received	402	273
	Net cash used in investing activities	(4,340)	1,801

	Cash flows from/(used in) financing activities
	Proceeds from issuance of equity shares (Rounded off to millions)	-	-
	Proceeds from/(repayment of ) short-term loans and borrowings, net	(2,006)	(2,919)
	Proceeds from/(repayment of ) long-term loans and borrowings, net	(94)	-
	Dividends paid (including corporate dividend tax)	(3,914)	(4,003)
	Purchases of treasury shares	(474)	(64)
	Interest paid	(246)	(351)
	Net cash (used in) financing activities	(6,734)	(7,337)

	Net increase / (decrease) in cash and cash equivalents	205	406
	Effect of exchange rate changes on cash and cash equivalents	(2)	56
	Cash and cash equivalents at the beginning of the year	1,132	1,207
	Cash and cash equivalents at the end of the year*	1,335	1,669

*Adjusted for bank overdraft of Rs. 4 million for half year ended 30 September 2019

10

The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 31 October 2019 and approved by the Board of Directors of the Company at their meeting held on 1 November 2019.

11

The results for the quarter and half year ended 30 September 2019 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	1 November 2019	Co-Chairman & Managing Director